San Diego Gas & Electric Company

8326 Century Park Court

San Diego, California 92123

March 30, 2023

VIA EDGAR

Claudia Rios

Division of Corporation Finance, Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	San Diego Gas & Electric Company

Registration Statement on Form S-3, as amended by Amendment No. 1 thereto

Initially filed February 10, 2023, as amended March 13, 2023

File No. 333-269677

Dear Ms. Rios:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of San Diego Gas & Electric Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Monday, April 3, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan, Esq. of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

[Signature Page Follows]

Very truly yours,

SAN DIEGO GAS & ELECTRIC COMPANY

By:	/s/ Valerie A. Bille
Valerie A. Bille
Vice President, Controller and Chief Accounting Officer

cc:	Kevin Dougherty, U.S. Securities and Exchange Commission

James M. Spira, Esq. Sempra Energy

Michael E. Sullivan, Esq., Latham & Watkins LLP

[Acceleration Request Letter]